Exhibit 4.1

Description of Common Stock Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

The following is a description of the capital stock of CASI Pharmaceuticals, Inc. (the “Company”). This description is based on the Company’s Restated Certificate of Incorporation (“Certificate of Incorporation”), the Company’s Amended and Restated By-laws (“By-laws”), and certain provisions of the Delaware General Corporation Law (“DGCL”).  This description is a summary and is qualified in its entirety by reference to the Certificate of Incorporation and the By-laws.

Authorized Shares of Capital Stock

The Company is authorized to issue 255,000,000 shares of capital stock consisting of:

•	250,000,000 shares of common stock, $.01 par value per share (the “Common Stock”), and
•	5,000,000 shares of preferred stock, $1.00 par value per share (“Preferred Stock”).

As of December 31, 2019, the Company had one class of securities, Common Stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Common Stock

Common Stock Outstanding. The outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Preferred Stock that may at the time be outstanding, holders of the Common Stock are entitled to receive dividends when, as and if declared from time to time by the Company’s board of directors out of funds legally available therefor.

Rights upon Liquidation. Subject to any preferential liquidation rights granted to the holders of any shares of the Preferred Stock that may at the time be outstanding, holders of the Common Stock are entitled to share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to stockholders after payment of or provision for the Company’s liabilities.

Other Rights. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Listing. The Company’s Common Stock is listed on the Nasdaq Capital Market under the symbol “CASI.”

Transfer Agent. The Company’s transfer agent is American Stock Transfer and Trust Company.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation and By-laws

The Certificate of Incorporation and By-laws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of the Company. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors. The Company believes that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company.

Additional Authorized Shares of Capital Stock.  The additional shares of authorized Common Stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Undesignated Preferred Stock. Under the Certificate of Incorporation, without further stockholder action, the Company’s board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to determine the designation and to fix the number of shares of any series of the undesignated Preferred Stock, and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, including provisions with respect to dividends, liquidation, conversion, full, limited, or no voting powers, redemption and other rights and is further authorized to increase or decrease (but not below the number of shares of that series then outstanding) the number of shares of that series subsequent to the issue of shares of that series.

Depending upon the terms of the Preferred Stock established by the board of directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of our Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company.

Classified Board of Directors. The Company’s board of directors is divided into three classes, one class of which is elected each year by our stockholders, and the directors in each class will serve for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Company’s By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

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Special Meetings of Stockholders. Special meetings of stockholders may be called only by the chairman of the board of directors within 10 days after the receipt of a written request of a majority of the board of directors.

Delaware General Corporation Law Section 203. As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain “business combinations” between the Company and an “interested stockholder” or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” The restrictions do not apply if:

•	prior to an interested stockholder becoming such, the board of directors of the Company approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the Company at the time the transaction commenced, subject to certain exceptions; or

•	on or after the date an interested stockholder becomes such, the business combination is both approved by the board of directors of the Company and authorized at an annual or special meeting of the Company’s stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of a corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company’s or reducing the price that some investors might be willing to pay in the future for the Common Stock.

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